Mail Stop 3561

October 2, 2007

Randy Trusley
Vice President and Controller
Tennessee Valley Authority
400 W. Summit Hill Drive
Knoxville, TN

      RE: Tennessee Valley Authority
              Item 4.01 Form 8-K filed October 2, 2007
              File No. 0-52313

Dear Mr. Trusley:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. It appears the circumstances you describe represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when PricewaterhouseCoopers has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from PricewaterhouseCoopers confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

2. We believe the dismissal of auditors and the engagement of new auditors are two separate events. You state that the Audit and Ethics Committee approved the engagement of Ernst & Young; however, you do not specifically state that they also approved the dismissal of PricewaterhouseCoopers. Please revise to do so. We would not object to this revision being made in the amendment filed in response to comment 1 of this letter, if management determines that to be appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief